February 6, 2018

Securities and Exchange Commission,

            Division of Corporation Finance,

                        Office of Healthcare & Insurance,

                                     100 F Street, N.E.,

                                                 Washington, D.C. 20549.

Re:	Atlas Holdings, Inc.—Form S-4 (File No. 333-221707)

Ladies and Gentlemen:

On behalf of our client, Atlas Holdings, Inc. (the “Company”), we enclose herewith Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 (“Amendment No. 1”), by Amendment No. 2 (“Amendment No. 2”), and by Amendment No. 3 ((“Amendment No. 3”, collectively with the Initial Registration Statement, Amendment No. 1 and Amendment No. 2, the “Registration Statement”). Amendment No. 4 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”), dated February 5, 2018, concerning the Registration Statement as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 4, including a version of Amendment No. 4 marked to reflect changes from Amendment No. 3, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 4.

As a result of changes to the Registration Statement, some page references have changed in Amendment No. 4. The page references in the Staff’s comments refer to page numbers in Amendment No. 3, while the page numbers in the Company’s responses

Securities and Exchange Commission

February 6, 2018

refer to page numbers in Amendment No. 4. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its initial filing or Amendment No. 1 or Amendment No. 2 or Amendment No. 3 were deficient or inaccurate in any respect. Accordingly, any changes reflected in Amendment No. 4, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Amendment No. 3 to Form S-4 filed February 1, 2018

Questions and Answers about the Combination and the Special Meeting

What are the material U.S. federal income tax consequences..., page 8

1.	Please remove your assumption that the merger and conversion will qualify as a reorganization under Section 368(a) of the U.S. Internal Revenue Code. Please revise your disclosure to reflect that counsel has provided a firm opinion on this issue and clearly state that the disclosure in the tax consequences section is the opinion of counsel. Please also remove the disclaimer that the material U.S. federal income tax consequences is intended to provide only a general discussion as investors are entitled to rely on the opinion. For guidance, refer to Sections III.C.3 and III.D.1 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 8 of Amendment No. 4.

Directors and Executive Officers of New Amneal After the Combination

Executive Officers of New Amneal, page 245

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February 6, 2018

2.	Please file your employment agreement with Andrew Boyer as an exhibit to the registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has filed Mr. Boyer’s employment agreement as Exhibit 10.8 to Amendment No. 4.

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Any questions or comments with respect to Amendment No. 4 may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile ((212) 291-9025) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	Erin Jaskot
Irene Paik
Sasha Parikh
Kevin Vaughn

(Securities and Exchange Commission)

Bryan M. Reasons
(Atlas Holdings, Inc.)

Francis J. Aquila
Matthew G. Hurd
(Sullivan & Cromwell LLP)